Shareholder Meeting Results

PIMCO Municipal Income Fund II


Re election of Alan Rappaport Class I to serve until
the annual meeting for the 2018 fiscal year
Affirmative      Withheld Authority
53864657         1428703
Re-election of Hans W. Kertess* Class I to serve until
the annual Meeting for the 2018 fiscal year
11229            497
Re-election of William B. Ogden, IV Class I to serve
until the annual Meeting for the 2018 fiscal year
53821846         1471514

The other members of the Board of Trustees at the time of the meeting, namely Messrs James A Jacobson
Bradford K Gallagher John C Maney and Craig A Dawson and Ms Deborah A DeCotis continued to serve as Trustees of the Fund

*Preferred Share Trustee